MTU YUCHAI POWER JOINT VENTURE ESTABLISHED

Singapore, Singapore – March 29, 2017 — China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that further to their joint-release on February 19, 2016 on the entry into of a joint-venture agreement by its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), with MTU Friedrichshafen GmbH (“MTU”), a subsidiary of Rolls-Royce Power Systems, the joint-venture entity has been established. The name of the 50/50 joint-venture entity is MTU Yuchai Power Co. Ltd. (“MTU Yuchai Power”) who will produce, under license from MTU, the latter’s diesel engines in China.

Mr. Yan Ping, Chairman of GYMCL, and Mr. Andreas Schell, President of Rolls-Royce Power Systems, a member of the Rolls-Royce Group, were in Yulin City in Guangxi Province, to unveil the company logo and celebrate the establishment of the joint-venture. For both companies, it is a milestone development that will enable them to anchor their position in new markets and improve their competitiveness in the global economy.

The joint-venture based at GYMCL’s primary manufacturing facilities in Yulin, will produce MTU’s highly successful Series 4000 engines compliant with China’s Tier 3 emission standards, primarily for the oil and gas and power generation industries. The General Manager of the joint-venture will be Mr. Sebastien Jin, who previously headed Business Development in China at MTU.

Mr. Andreas Schell commented, “GYMCL with its strong technological background, sales network, and production potential is seen by Rolls-Royce Power Systems as the ideal partner for its MTU brand. We believe that MTU Yuchai Power is embarking on a long-lasting partnership of great potential. By joining forces, both partners have everything it takes to be successful in the Chinese market.”

Mr. Weng Ming Hoh, President of China Yuchai, commented, “Our leading market position, broad customer base, superior technologies and renowned brand name in China combined with the capabilities of the advanced MTU series 4000 engine create significant synergies which will reap benefits for all parties. We look forward to deepening our relationship with MTU in the future.”

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss
Phone: +1 646-726-6511
Email: cyd@bluefocus.com